FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

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Investor Relations

Press Release

Preliminary data for the first nine months of 2005

ENDESA RAISES ITS GLOBAL POWER OUTPUT BY 5.3%

•	Growth in generation in Europe of 43.3% underpinned the sharp rise in production.

•	The company produced a total of 136,956 GWh in the first nine months of 2005, of which 69,697 GWh were in Spain, a decrease of 3.7% on the previous year mostly due to the drought.

•	Generation at ENDESA’s CCGTs increased by 20% to September 2005 and now contributes 18% of the Group’s global output.

•	Roughly half of the total energy ENDESA generated was outside Spain.

Madrid, October 2005.- ENDESA produced a total de 136,956 GWh in the first nine months of 2005, an increase of 5.3% from the same period last year. Growth came primarily in the areas outside of Spain where ENDESA generates power, with increases of 43.3% in Europe and 5.4% in Latin America. In Spain, output between January and September reached 69,697 GWh, 3.7% lower than in the year-ago period. Roughly half of the total energy generated by ENDESA at present comes from outside Spain.

By technology, ENDESA’s CCGTs generated 20% more in 9M05 (24,707 GWh) and its coal-fired plants 17.7% more (42,108 GWh). ENDESA’s hydro output (36,435 GWh) was slightly lower (-0.3%) owing to the scant level of rainfall in Spain during the period.

In Spain, ENDESA’s hydro production was down 30% through September, far below the average decline in the industry of approximately 40%.

The low rainfall led to a sharp increase in fuel-powered generation in Spain, although globally this type of production decreased 5.9% to 15,357 GWh. Nuclear generation decreased 14% (to 16,761 GWh) while renewable/CHP output rose 15.3% (to 1,588 GWh).

ENDESA boasts a balanced production mix: 27% of GWh produced at all its plants is hydro based, 31% is coal, 12% is nuclear, 11% fuel-oil/gas, 18% is from CCGTs and 1% from renewables/CHP.

This balanced mix provides ENDESA with stable generation in different scenarios, making it less vulnerable to hydro volatility in the mainland or to swings in oil and gas prices.

Spain

ENDESA produced 69,697 GWh of power in Spain in the first nine months of 2005, a decrease of 3.7% on the same period of 2004. Power output totalled 57,734 GWh in the ordinary mainland system -a 5.5% decrease- and 10,394 GWh in the Balearic and Canary Islands and Ceuta-Melilla systems -an increase of 5.2%-. Energy produced via CCGTs and renewables/CHP rose 14.2% (to 1.569 GWh) and via wind power by 41%.

ENDESA’s hydro output in Spain was down 30% yoy at 6,086 GWh owing to the low level of rainfall so far this year.

The rest of ENDESA’s technologies recorded mixed performances. Generation by the coal plants (29,737 GWh) was largely unchanged from 9M04, while generation by the CCGTs (5,641 GWh) increased by 25%. Nuclear generation (16,761 GWh) fell by 14%, due mainly to the shutdown of the Vandellos II plant for several months. Net output from fuel plants stood at 9,903 GWh, an 18% increase.

Latin America

ENDESA produced 42,869 GWh of power in Latin America through to September this year, 5.4% more than in the same period last year. Driving this growth was the recovery of demand in Argentina and Peru, which resulted in a sharp increase in those countries’ energy needs, as well as increased production in Chile. ENDESA’s output in Argentina rose 3.2% to 12,046 GWh and in Peru by 23.2% to 5,061 GWh.

Also noteworthy was the 14% increase in generation in Chile (to 13,778 GWh). Production fell by 1.8% in Colombia to 8,855 GWh and by 17.3% in Brazil to 3,130 GWh due to the lack of gas.

Europe

ENDESA posted a substantial 43.3% rise in production in Europe to 24,390 GWh, driven in part by the consolidation of French generator Snet, over which ENDESA secured control at the beginning of September last year.

Production in Italy through to September totalled 17,309 GWh, 9% higher than the 15,872 GWh produced in the first nine months of 2004. Behind this sharp increase was the start-up of CCGT production (generation using this technology rose 91% in 9M05 to 8,322 GWh), while hydro output in Italy fell 2.5% to 1,819 GWh. Coal-fired output rose 7.4% to 4,402 GWh, while fuel-oil production fell 50% to 2,747 GWh. ENDESA produced 19 GWh of wind power in Italy in the period.

Snet’s output in the first nine months of 2005 was 7,081 GWh.

For additional information please contact Álvaro Pérez de
Lema, North America Investor Relations Office, telephone #
212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: November 3rd, 2005	By:	/s/ Álvaro Pérez de Lema
Name:		Álvaro Pérez de Lema
Title:		Manager of North America Investor Relations